

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Natalie Bogdanos
General Counsel
CONTRAFECT Corp
28 Wells Avenue, Third Floor
Yonkers, New York 10701

> **Re: CONTRAFECT Corp**
> **Registration Statement on Form S-3**
> **Filed February 9, 2023**
> **File No. 333-269673**

Dear Natalie Bogdanos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley Holmes